ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                         HIGH RIVER LIMITED PARTNERSHIP
                                JANA PARTNERS LLC

                                                              March 3, 2005

VIA FEDERAL EXPRESS AND FACSIMILE
----------------------------------
Mr. Luke R. Corbett
Chairman and Chief Executive Officer
Kerr-McGee Corporation
123 Robert S. Kerr Avenue
Oklahoma City, Oklahoma 73102

Dear Mr. Corbett:

         As we have previously discussed with you, each of us is a large shareholder of Kerr-McGee Corporation ("KMG"), beneficially owning, in the aggregate, approximately 11.6 million shares or approximately 7.6% of the outstanding shares of KMG's common stock. Entities affiliated with Carl Icahn recently proposed Carl Icahn and Barry Rosenstein, managing partner of Jana Partners (a $3 billion hedge fund), as nominees for KMG's board of directors at the upcoming annual meeting. This action was taken in order to help ensure that KMG is focused on maximizing shareholder value. While management's recent announcement of its intention to review strategic alternatives for its chemicals business is a positive first step, we feel this action does not go far enough toward maximizing the value of KMG's common stock.

         A great opportunity exists today for shareholders of KMG. Never before has there been such a disconnect between the stock market valuation of publicly traded E&P companies such as KMG on a per barrel of oil equivalent ("boe") of proved reserves basis and the value at which oil and gas futures are trading in the commodity markets. We believe that this spread can be captured by KMG by selling today a portion of its production for delivery over the next five years and utilizing the proceeds from such a sale, today, to immediately repurchase stock. We believe that if KMG were to follow the plan outlined below (and detailed in the attached schedule), KMG's share price would increase significantly. The plan would require KMG to take the following steps:

1.       Sell the chemical business;

2. Enter into a transaction to monetize forward production and capitalize on today's high price of oil and gas, low interest rate environment and increased commodity market liquidity; and

3. Utilize the proceeds from the chemical business sale and the forward sale of a portion of KMG's future oil and gas production to buy back shares.

         At KMG's current market price of $78.99 per share (as of the close of the market on March 2, 2005), and pro-forma for the sale of its chemicals business for $1.7 billion (the mid-point of the range projected on KMG's January 26, 2005 fourth quarter conference call), KMG is trading at approximately $11.80 per boe of proved in the ground reserves. To monetize the current discount in KMG's stock market valuation versus the commodity market valuation for oil and gas, we recommend that KMG immediately execute a Volumetric Production Payment transaction ("VPP") for 50 million boe's of proved producing reserves per year over each of the next five years (i.e., 250 million boe's of production total, or approximately 32% of KMG's total proved producing reserves), constituting approximately 37% of KMG's projected 2005 production.

         Based on the current forward curve for oil and gas, the low interest rate environment and increased liquidity in the commodity markets, we believe (as a result of discussions with commodity trading firms) that KMG could realize proceeds of between $35 and $38 per boe sold forward through a VPP transaction. As such, KMG could raise a total of approximately $8.75 BILLION OF CASH (assuming the VPP transaction at $35 per boe), or approximately 60% of its enterprise value (excluding KMG's chemicals business), by selling only approximately 21% of its total proved reserves. After raising the proceeds described above (including proceeds from the sale of the chemicals business), KMG should repurchase up to approximately 116 million shares of its stock at $90 per share. Following such a transaction, KMG would still have approximately 950 million boe of proved reserves, approximately 56% of which would be proved developed reserves and approximately 44% would be proved undeveloped reserves.

         Assuming that KMG would trade at its current value of $11.80 per boe of proved reserves (excluding the chemical business), the pro forma share price following the proposed transactions would be $111 per share. Historically, we believe investors have penalized KMG's share price due to what we perceive as poor results achieved in exploration, drilling and use of free cash flow. However, after giving effect to the proposed VPP transaction and the sale of the chemicals business, we believe that the public market valuation for KMG's remaining reserves could increase to be more in line with the reserve valuations attributed to its comparable companies (see attached schedule). If this were to occur, KMG could trade at $132 per share. Obviously, there can be no assurance that KMG common stock will trade within the $111 to $132 range, even if all of these transactions are undertaken and completed.

         We would like to discuss this recommendation with you at your earliest convenience since we feel it is important to move quickly while the opportunity exists.

                                                     Very truly yours,


                                                     CARL C. ICAHN


                                                     BARRY ROSENSTEIN


  [03.03.05 Letter to Kerr-McGee from Icahn and Rosenstein re VPP transaction]

SCHEDULE A
This should be read only in conjunction with the attached letter dated March 3, 2005

KMG VALUATION: PROFORMA FOR SALE OF CHEMICALS BUSINESS
AND 250 MMBOE VPP TRANSACTION AND STOCK REPURCHASE



CHEMICAL BUSINESS SALES PROCEEDS (1)                       $  1,700,000,000

Estimated Tax Basis                                           1,600,000,000
Assumed Tax Rate                                                         35%
                                                        ----------------------
ESTIMATED AFTER-TAX PROCEEDS FROM THE CHEMICAL SALE
                                                           $ 1,665,000,000


VPP BOE's Sold                                                 250,000,000
Estimated VPP Sales Proceeds per BOE                       $         35.00
                                                        ----------------------
ESTIMATED VPP SALES PROCEEDS                              $  8,750,000,000


ESTIMATED PROCEEDS AVAILABLE FOR STOCK PUCHASES           $ 10,415,000,000



ASSUMED STOCK REPURCHASE PRICE PER SHARE                  $          90.00


Diluted Shares Outstanding at 12/31/04
(Per KMG 2004 Earnings Release)                                161,706,000


Assumed Shares Repurchased                                     115,722,222


Pro Forma Shares Outstanding after Assumed Repurchases          45,983,778


Total Proved Reserves at 12/31/04
(Per KMG 2004 Earnings Release)                              1,200,000,000

Proved Producing Reserves Sold in VPP Transaction              250,000,000
                                                       ----------------------
Total Proved Reserves after VPP Transaction                    950,000,000




Calculated Current Value of KMG Per Proved
Reserve (2)                                              $          11.80

IMPLIED ENTERPRISE VALUE OF REMAINING KMG RESERVES
@ $11.80 PER BOE                                         $ 11,210,000,000
Value Attributed to KMG Exploratory Acreage and Other Assets


Less Current KMG Net Debt (Per KMG 2004 Earnings Release)$   3,189,100,000

Present Value of Cost Associated with VPP Production         1,581,000,000
   (Assumed at $6.0 per boe grown at 15% per annum, discounted at 8% cost of capital)

Estimated Present Value of VPP Tax Liability              $   1,330,000,000


REMAINDER EQUALS PRO FORMA KMG EQUITY VALUE               $    5,109,900,000

Divided by Pro Forma KMG Shares Outstanding                      45,983,778


REULTS IN PRO FORMA KMG VALUE PER SHARE @ $11.80 PER BOE  $         111.12








EFFECT ON KMG'S SHARE PRICE ASSUMING A $12.80 PER BOE VALUATION OF PROVED
                                 RESERVES



Current Assumed E&P Comparable Company Value
of Public Market Proved Reserves (3)                    $           12.80

IMPLIED ENTERPRISE VALUE OF REMAINING KMG RESERVES
@ $12.80 PER BOE                                        $   12,160,000,000
Value Attributed to KMG Exploratory Acreage and Other
Assets


Less Current KMG Net Debt
(Per KMG 2004 Earnings Release)                         $    3,189,100,000

Present Value of Cost Associated with VPP Production    $    1,581,000,000
(Assumed at $6.0 per boe grown at 15% per annum, discounted at 8% cost of capital)

Estimated Present Value of VPP Tax Liability            $    1,330,000,000


REMAINDER EQUALS PRO FORMA KMG EQUITY VALUE             $     6,059,900,000

Divided by Pro Forma KMG Shares Outstanding             $        45,983,778


RESULTS IN PRO FORMA KMG VALUE PER SHARE
AT $12.80 PER BOE                                       $            131.78


Notes:
-----------------------

(1) Assumes Chemical business is sold for the mid-point of KMG management's estimated valuation range as of January 26, 2005.

(2) KMG currently is trading at approximatley $11.80 per boe of proved reserve after deducting the value of the Chemical business at the mid-point of KMG management's estimated valuation range as of January 26, 2005.

(3) Assumes KMG trades at $12.80 per boe of proved reserves. $12.95 represents the comparable company valuation on a per boe of proved reserves basis (Based on 2004 Earrnings Releases for each company.) Comps. are comprised of Apache, Devon, Chesapeake and XTO Energy.

                This should be read only in conjunction with the
                      attached letter dated March 3, 2005